

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

<u>Via Facsimile</u>
Ms. Eloise Mackus
Chief Executive Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333

      **Re: Central Federal Corporation
             Registration Statement on Form S-1
             Filed October 21, 2011
             File No. 333-177434**

Dear Ms. Mackus:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Revise to add a recent developments section and disclose the September 2011 results of operations and any material changes in financial condition and liquidity.

2.   Revise to add a Use of Proceeds section to the table of contents and the Prospectus and disclose the amount to be contributed to the bank. In addition, by use of footnotes or narrative, disclose the capital deficiencies at September 30, 2011.

<u>Prospectus cover page</u>

3.   Noting the second Q&A on page 5 states that all purchasers receive warrants, revise the cover page to so indicate, including the terms, or disclose they are the same terms as the standby purchasers' warrant terms.

Summary

Regulatory Restrictions, page 9

4.   We note that pursuant to the cease and desist order you were required to submit, no later than June 30, 2011, a written capital and business plan to achieve and maintain capital levels. Please revise your filing to discuss the status of your compliance. To the extent there have been changes to the status of any other actions required to be taken pursuant to the order, please update the prospectus in this regard as well.

Proposed and Existing New Management and Directors, page 13

5.   We note your statement that "upon completion of the stock offering, a new Chief Executive Officer, a new President and five new board members of CFC and CFBank are expected to be appointed." Please expand your discussion here, and throughout the prospectus where appropriate, to detail the specific arrangements with these individuals. In this regard, we note that it does not appear the company has entered into any formal agreements or arrangements with them.

Business Strategy of Our Proposed and Existing New Management Team

Improve Our Asset Quality

Established a Loan Workout Function, page 14

6.   We note that in July 2010 you engaged a consultant to assist in your asset review and that, as a result, you established a "loan workout function." Please expand your discussion here, and throughout your prospectus where appropriate, to disclose your plan for loan workouts, including the disposition of nonperforming assets, and the results to date of the implementation of this plan.

The Stock Offering

Standby Purchasers and Standby Purchase Agreements, page 19

7.   You indicate that subject to receipt of approvals by your regulators you have agreed to provide the Standby Purchasers the right to designate five candidates for appointment to the board of directors. With a view towards disclosure, please tell us whether you have received said approval and, if not, when you expect to receive it.

Risk Factors

Risks Related to Our Business, page 22

General

8.   To the extent that the company's viability is materially dependent upon the successful completion of the sale of at least the minimum amount of common stock, please consider creating a separate risk factor addressing the financial position of the company, and the position of the company from a regulatory compliance standpoint, should it be unable to complete the offering.

9.   We note that "significant changes" have been made to your management team and that upon completion of the stock offering, a new Chief Executive Officer, a new President and five new board members of CFC and CFBank are expected to be appointed. With a view towards disclosure, please tell us whether any formal arrangements have been made with your proposed Chief Executive Officer, new President and five new board members and, if not, whether you considered including a risk factor to the effect that they may not ultimately assume the proposed positions.

The Standby Purchase Agreements

Conditions to Closing by the Standby Purchasers, page 39

10.   The Standby Purchasers' obligations to complete the purchase of common stock are subject to several conditions. With a view towards disclosure, please advise us of the status of the completion of the following conditions:
   - the approval by the Fed of the holding company or change in control application of the Standby Purchasers who will become directors of CFC;
   - the approval by all required regulators of the sale of CFC's common stock in the stock offering;
   - the modification by the OCC of the Cease and Desist Order; and
   - the modification by the Fed of the Cease and Desist Order.

Description of Common Stock and Warrants, page 54

General

11.   Please revise the statement that the description of your common stock and warrants in the prospectus "does not purport to be complete" and is "qualified in its entirety" by the amended and restated certificate of incorporation, second amended and restated bylaws and the form of warrant certificate. The description of securities in the prospectus should be materially complete and you should avoid language suggesting it may not be.

Part II

Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

12.   We note that you have agreed to pay up to $170,000 to Timothy T. O'Dell on the closing date, subject to the approval of your regulators. Please tell us why you have not included this in your expenses of issuance and distribution table or revise your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney